PORTEC RAIL
PRODUCTS, INC.




November 18, 2008


United States Securities and Exchange Commission
Division of Corporation Finance
Attention:  Rolaine S. Bancroft
Special Counsel
Mail Stop 3561
Washington, D.C. 20549


RE:      Portec Rail Products, Inc.
         File Number 000-50543


Dear Ms. Bancroft:

         This letter is in response to a request from the United States Securities and Exchange Commission ("the Commission") by letter dated November 3, 2008 to revise our documents in future filings to have our Controller or Principal Accounting Officer sign our filings. I am the Chief Financial Officer of Portec Rail Products, Inc. ("the Company"), and as such also function in the capacity of the Principal Accounting Officer. In my capacity as Chief Financial Officer I have signed all prior filings with the Commission, and will add the title of "Principal Accounting Officer" to my signature in all future filings.

         The Company acknowledges that: a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We trust that the foregoing is responsive to the Commission's request. If there are any questions regarding the above, or if I can be of further assistance to the Commission, please feel free to contact me at 412-782-6000 extension 4202. Thank you for your consideration and cooperation.



Sincerely,

/s/ John N. Pesarsick
---------------------
John N. Pesarsick
Chief Financial Officer
Principal Accounting Officer